Mail Stop 4561

September 5, 2008

Mr. Reza Zarif
Director and Chief Executive Officer
Probe Manufacturing, Inc.
25242 Arctic Ocean Drive
Lake Forest, California 92630

> **Re:** **Probe Manufacturing, Inc.**
> **Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008 and September 3, 2008**
> **File No. 333-125678**

Dear Mr. Zarif:

We have completed our review of your Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2007 and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Christine Davis
Assistant Chief Accountant c